SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) 02.558.115/0001-21
Company Registry (NIRE) 33.300.276.963

Material Fact

Rio de Janeiro, May 5th, 2012 – TIM Participações S.A. (“Company”) (BOVESPA: TIMP3; and NYSE: TSU), company that directly controls TIM Celular S.A. and Intelig Telecomunicações Ltda., and indirectly of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., informs to its shareholders, to the market and the public in general the following:

In response to “Ofício GAE 2374/12 from BM&FBOVESPA”, requesting explanation on the recent oscillation on the stock price and volume traded, the Company believes that last variations on its stock price might be related to rumors regarding the resignation of Mr. Luca Luciani, CEO of the Company. In that respect, the Company informs that in the night of May 4th, 2012, Mr. Luca Luciani presented his resignations and renounced to all duties held in companies of Telecom Italia Group.

The Board of Directors of TIM Participações S.A. will convene a meeting within the next days to appreciate the appointment made by the controlling shareholder, of Mr. Andrea Mangoni, current CFO of Telecom Italia group, to the post of interim CEO of the Company.

Rio de Janeiro, May 5th, 2012.

Rogerio Tostes Lima
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 7, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.